                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                          Fireplace Manufacturers Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                                      Common
           --------------------------------------------------------
                          (Title of Class of Securities)


                                    318216108
           --------------------------------------------------------
                                 (CUSIP Number)


                                  Jane Iovine
                   2701 S. Harbor Blvd., Santa Ana, CA 92704
                                714-549-7782 x309
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 January 15, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 3 Pages

CUSIP No. 318216108                   13D                     Page 2 of 3 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Willard P. Harris
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               416,725
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               416,725
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     416,725
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     12.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 3 Pages


ITEM 1.  SECURITY AND ISSUER

     a) Common Stock

     b) Fireplace Manufacturers Inc., 2701 S. Harbor Blvd., Santa Ana, CA
     92704

ITEM 2.  IDENTITY AND BACKGROUND

     a) Willard P. Harris

     b) 2701 S. Harbor Blvd., Santa Ana, CA 92704

     c) President of Fireplace Manufacturers Inc., 2701 S. Harbor Blvd., Santa Ana, CA 92704

     d) N/A

     e) N/A

     f) USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds of $24,450 were used to make this purchase.

ITEM 4.  PURPOSE OF TRANSACTION

To increase ownership in Fireplace Manufacturers Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a) In the aggreate, Mr. Harris beneficially owns 416,725 shares of the Issuer, including 50,000 shares which are held by Sheila Harris, Mr. Harris' spouse. The 416,725 shares represent 12.5% of the common stock of the Issuer.

     b) Willard P. Harris has sole voting and investment power over 416,725 of the above referenced 416,725 shares. However 50,000 of the above referenced 416,725 shares are held in the name of Shiela Harris, Mr. Harris' spouse.

     c) On January 15, 1998, Mr. Harris purchased 15,000 shares of common stock of the Issuer at $1.63 per share from Fireplace Manufacturers Incorporated.

     d) Not Applicable

     e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       2/9/98
                                       ----------------------------------------
                                       (Date

                                       /s/ Willard P. Harris
                                       ----------------------------------------
                                       (Signature)

                                       Willard P. Harris/President
                                       ----------------------------------------
                                       (Name/Title)